May 11, 2006

Schering Aktiengesellschaft
Schedules 14D-9C Filed by Schering Aktiengesellschaft on March 23 and 27, 2006, and
April 4, 11, and 18, 2006
Schedule 14D-9 Filed by Schering Aktiengesellschaft on April 18, 2006, amended on
April 19, 20, and 27, 2006
SEC File No. 005-59757

Dear Mr. Duchovny:

We refer to your letter dated May 1, 2006 (the “Comment Letter”), in which you provided Schering Aktiengesellschaft (“Schering AG”) with comments of the staff of the Division of Corporation Finance (the “Staff”) on the above referenced filings of Schering AG.

On behalf of Schering AG, set forth below are responses to the Staff’s comments. For your convenience, the text of the Staff’s comments is set forth below and is followed by Schering AG’s response to such comment. Capitalized terms defined in Schering AG’s Schedule 14D-9 filed on April 18, 2006, as amended thereafter (the “Schedule 14D-9”), that are used in the following responses without definition have the meanings specified in the Schedule 14D-9.

We have filed today an amendment (the “Amendment”) to the Schedule 14D-9, which addresses the Staff’s comments. We are enclosing three courtesy copies of the Amendment with this letter.

Schedule 14D-9

Joint Opinion

Summary Financial Information, page 6

1.
Please tell us the reason for including the “Summary Financial Information” in your Schedule 14D-9. If it is required to be presented pursuant to local law, expand the introduction to the “Summary Financial Information” to explain that it has been presented to comply with local law, that it is not required to be furnished under SEC’s rules, and that it does not include all the disclosures that would be required under the SEC’s rules, such as a U.S. GAAP reconciliation. Also, the introduction should explain that complete information, including the U.S. GAAP reconciliation, may be located in the Registrant’s filing on Form 20-F available on the SEC’s website.

Section 27 (1) sentence 1 of the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) requires the executive board and the supervisory board of a subject company to provide a reasoned opinion regarding any tender offer and any amendments thereto. Although the German Takeover Act does not specifically require summary financial information to be included in the reasoned opinion, as a matter of practice executive boards and supervisory boards typically decide that inclusion in the reasoned opinion of certain financial information regarding the subject company is beneficial to shareholders under the circumstances.

Please see Item 8 of the Amendment, in which Schering AG has provided the requested disclosure.

2.	Please revise to include the amount of marketing and selling costs for 2005.

Please see Item 8 of the Amendment, in which Schering AG has provided the requested disclosure.

Background of the Offer, page 8

3.
Please quantify the amount of the “significant break-up fee” relating to Bayer’s potential increase of its offer to EUR 87 per share (page 10). If an amount was not determined, please state so and clarify both (i) the basis for your executive board having doubts about the “stated amount”, and (ii) how the London City Code guideline would have affected such a determination. Also, clarify why your supervisory board was unable to be involved in the matter of a break-up fee at the time.

Please see Item 8 of the Amendment, in which Schering AG has provided the requested disclosure.

4.
With respect to your disclosure in the second full paragraph of page 11 that the executive board would not seek competing offers or encourage such offers, please describe what, if any, communications were held with Merck with respect to its proposed offer. Did the executive board contact Merck seeking an increase in the consideration offered?

Please see Item 8 of the Amendment, in which Schering AG has provided the requested disclosure.

5.	Please provide us supplementally a copy of the presentation given by Morgan Stanley to members of your boards on March 27, 2006.

Under cover of a separate letter, we are supplementally providing you with a copy of the presentation given by Morgan Stanley to members of the Executive Board and the Supervisory Board on March 27, 2006. That letter includes a request for confidential treatment of the presentation under the Freedom of Information Act and a request that the presentation be returned promptly following the completion of the review by the Staff.

Persons Employed and Compensated, page 12

6.
It appears that the additional fee described in clause (4) of your disclosure relating to Morgan Stanley and a similar fee for DrKW would both be payable in connection with the current transaction. Please quantify those fees.

Please see Item 5 of the Amendment, in which Schering AG has provided the requested disclosure.

Fairness Opinion Provided by Morgan Stanley, page 15

7.	With respect to Selected Transaction Analysis, we note that you describe two calculations but presented only one in the table. Please revise to disclose the results of each calculation described.

Schering AG assumes that the Staff’s comment relates to the following paragraph:

“For each of the selected transactions, Morgan Stanley calculated and compared the premiums represented by the per share consideration in relation to the closing price of the target’s ordinary shares one month prior to the announcement of the transaction and the closing price of the acquirer’s ordinary shares the day prior to the announcement of the transaction, in the case where shares were part of the consideration.”

Schering AG respectfully notes that only one premium calculation was made for each selected transaction. In order to calculate the premium represented by the offer price, Morgan Stanley looked at the closing price of the target’s ordinary shares one month prior to announcement of the transaction. In order to calculate the offer price for transactions in which the acquiror’s shares were part of the consideration offered, the acquiror’s shares were valued in the calculation at the closing price of the acquiror’s shares on the day prior to the announcement of the transaction.

8.	Please quantify generally the fees received by Morgan Stanley and its affiliates from Bayer AG and its affiliates. Please apply this comment to the disclosure relating to the DrKW fairness opinion.

Please see Item 8 of the Amendment, in which Schering AG has provided the requested disclosure.

Fairness Opinion Provided by Dresdner Kleinwort Wasserstein, page 23

9.
We note that the compound 06-08 EPS growth results for the current transaction were lower than those resulting from the comparable companies. Please disclose how, if at all, this affected DrKW’s fairness opinion.

Schering AG notes that in response to the Staff’s comments DrKW has informed it that the fact that Schering AG’s 06-08 EPS growth results were lower than those of the companies chosen was taken into account in evaluating the offer price. The Staff is respectfully referred to the discussion of how individual factors affected DrKW’s fairness opinion on page 27, Section V.4(b) of the Opinion (“Fairness Opinion Provided by Dresdner Kleinwort Wasserstein”): “The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Considering only portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the DrKW Fairness Opinion. In arriving at its fairness determination, DrKW considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, DrKW made its determination as to fairness after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.”

10.
With respect to the Selected Transaction Analysis, please provide the dates of each transaction listed. Also, please add a column to the table on page 27 to show the premiums for the current transaction.

Please see Item 8 of the Amendment, in which Schering AG has provided the requested disclosure.

11.	Please disclose with more specificity the overlaps between the boards of the transaction’s parties and DrKW’s affiliates.

Please see Item 8 of the Amendment, in which Schering AG has provided the requested disclosure.

Valuation Opinion Provided by BDO, page 28

12.	Please disclose the “appropriate discount rate” referred to in the last paragraph of page 31.

Schering AG respectfully notes that the reference to the “appropriate discount rate” on page 31 of the Opinion is followed by a discussion of the manner of determination of the rate. The resulting rate is disclosed in the fifth full paragraph of page 32 (“This resulted in periodic specific discount rates according to IDW S 1 of approximately 6.9%.”).

Interests of the Members of the Executive Board or the Supervisory Board, page 39

13.	With a view toward revised disclosure, please tell us your basis for not providing a breakdown of the information in this section by individual board member.

Schering AG has provided disclosure regarding share ownership, stock appreciation rights and compensation for members of the Executive Board and Supervisory Board that is consistent with the disclosure at the individual and aggregate levels provided to shareholders in its Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

Accordingly, Schering AG has provided aggregate share ownership and stock appreciation rights information for members of the Executive Board and Supervisory Board, but has not provided a breakdown on an individual basis. Schering AG notes that no member of the Executive Board or the Supervisory Board beneficially owns 1% or more of the Company’s outstanding shares - indeed, in the aggregate members of the Executive Board and Supervisory Board held less than 0.03% and 0.01% of the registered share capital, respectively, as disclosed in the Opinion. Schering AG also notes that share ownership and stock appreciation rights information on an individual basis is not required to be disclosed under German law and has not previously been disclosed to shareholders or otherwise made public. Schering AG also does not believe such individual level disclosure would be material to its shareholders.

Schering AG has provided individual compensation information for members of the Executive Board. Summaries of the compensation arrangements of individual Executive Board members were included as exhibits (e)(4) - (e)(10) to the Schedule 14D-9.

14.	Please quantify the contractual compensation due the members of your boards, as described on page 40.

The German Takeover Act does not require that the Opinion quantify the contractual compensation due to members of the Executive Board. Schering AG respectfully notes that, as required by Item 3 of Schedule 14D-9 and Item 1005(d) of Regulation M-A referred to therein, Schering AG has “described” the service agreements of the members of the Executive Board which provide financial benefits upon a change of control of Schering AG. In addition, summaries of the compensation arrangements of Executive Board members and related change of control provisions were included as exhibits to the Schedule 14D-9.

Exhibit 99(A)(2)

15.
We note the disclaimer that you do not undertake any obligations to update or revise forward-looking statements to reflect new information, future events or circumstances or otherwise, here and in several of your previous and subsequent press releases. This disclosure is inconsistent with your obligation under Rule 14d-9(c) to amend the schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid making such statements in future press releases and filings.

Schering AG confirms that Schering AG will avoid using such a disclaimer in future press releases and filings that does not refer to its obligations under the U.S. securities laws to amend the Schedule 14D-9 if any material change occurs in the required information set forth in the Schedule 14D-9.

In reviewing the Amendment please note that, in addition to responding to the Staff’s comments, we have also provided additional information set forth in Item 4 and Item 6 of the Amendment. With respect to those items, it should be noted that both Mr. Niendorf and Mr. Sommer are employee representative members of the Supervisory Board of Schering AG in accordance with the requirements of the German Co-Determination Act. Schering AG notes that Mr. Sommer, who holds a very small amount of Schering AG’s stock, has in his capacity on the works council encouraged employees not to tender in the Offer, and informed Schering AG after the date of the Opinion that he does not intend to tender in the Offer.

Closing Comment

On behalf of our client, Schering AG, we hereby confirm to you Schering AG’s acknowledgement of the following:

•	Schering AG is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	Schering AG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the contents of this letter, please feel free to contact me.

  Sincerely,

                                    Peter S. Wilson

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-3628

Copy to:

Ulrich Grohé, Esq.
Schering Aktiengesellschaft
Müllerstrasse 178
13353 Berlin
GERMANY